Exhibit 21.1

Subsidiaries of Royal Energy Resources, Inc.

Entity	Jurisdiction of Organization	Ownership Percentage

Rhino Resource Partners, LP	Delaware	*

Blaze Minerals, LLC	West Virginia	100%

Royal Ventures, LLC	Delaware	100%

* As of March 31, 2018, Royal Energy Resources, Inc. owns 100% of the general partner interest, 50.9% of the common units and 85.8% of the subordinated units, and 0% of the Series A Preferred Units.

Subsidiaries of Rhino Resource Partners, LP**

Entity	Jurisdiction of Organization

Rhino Energy LLC	Delaware

CAM Mining LLC	Delaware

Rhino Northern Holdings LLC	Delaware

Hopedale Mining LLC	Delaware

Pennyrile Energy LLC	Delaware

Clinton Stone LLC	Delaware

** 100% owned by Rhino Resource Partners, LP